Exhibit 21

SUBSIDIARIES OF ZYNEX, INC.

Name	Jurisdiction
Zynex Medical, Inc.	Colorado
Zynex Monitoring Solutions, Inc.	Colorado
Zynex NeuroDiagnostics, Inc.	Colorado
Zynex Europe, ApS	Denmark
Pharmazy, Inc	Colorado
Kestrel Labs, Inc.	Colorado